                                  EXHIBIT 11.1
                              EASTON BANCORP, INC.
                        COMPUTATION OF EARNINGS PER SHARE
                          QUARTER ENDED MARCH 31, 2001


Net income                                              $  100,419
                                                        ==========


Average shares outstanding                                 560,318

Basic earnings per share                                $     0.18
                                                        ==========


Average shares outstanding                                 560,318

Dilutive average shares outstanding under
  warrants and options                                     263,800

Exercise price                                          $    10.00

Assumed proceeds on exercise                            $2,638,000

Average market value                                    $    10.28

Less:   Treasury stock purchased with assumed proceeds
        from exercise of warrants and options              256,615

Adjusted average shares - diluted                          567,503

Diluted earnings per share                              $     0.18
                                                        ==========

     The stock of the Company is not traded on any public exchange. The average market value is derived from trades with one broker. Private sales may occur where management of the Company is unaware of the sales price.